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                      TEMPLE-INLAND INC. TO ACQUIRE GAYLORD
                              CONTAINER CORPORATION



         AUSTIN, TEXAS, September 27, 2001 -- Temple-Inland Inc. ("Temple-Inland") and Gaylord Container Corporation ("Gaylord") today announced the signing of a definitive merger agreement by which Temple-Inland will acquire Gaylord. Pursuant to the terms of the agreement, Temple-Inland will begin cross-conditional tender offers for all of Gaylord's outstanding shares and outstanding 9-3/8% Senior Notes due 2007 (the "9-3/8% Senior Notes"), 9-3/4% Senior Notes due 2007 (the "9-3/4% Senior Notes"), and 9-7/8% Senior Subordinated Notes due 2008 (the "9-7/8% Senior Subordinated Notes" and, collectively with the 9-3/8% Senior Notes and the 9-3/4% Senior Notes, the "Notes"). Certain outstanding bank debt and other senior secured debt obligations of Gaylord will be paid or otherwise satisfied. Assuming that all shares and all Notes are tendered, the total consideration for the transaction is approximately $786 million, consisting of $1.80 per share, or approximately $100 million, to purchase the outstanding shares of Gaylord, and approximately $686 million to acquire all the Notes and to satisfy the bank debt and other senior secured debt obligations.

         This transaction is contingent upon, among other things: (i) at least two-thirds of the outstanding shares of Gaylord being validly tendered and not withdrawn prior to the expiration date of the offer, and (ii) at least 90% in aggregate principal amount of the outstanding Notes of each series being validly tendered and not withdrawn prior to the expiration of the offer. The transaction is also subject to regulatory approval and satisfaction or waiver of customary closing conditions. This transaction is not conditioned upon financing. Temple-Inland has received a financing commitment from Citibank, N.A. to fund its offer for all outstanding shares of Gaylord, to acquire all the Notes, to satisfy the bank debt and other senior secured debt obligations, and to pay costs and expenses associated with the transaction. The tender offers for the outstanding stock and for the Notes are both scheduled to expire on October 26, 2001, but one or both may be extended by Temple-Inland under certain conditions.

         In announcing the transaction, Kenneth M. Jastrow, II, chairman and chief executive officer of Temple-Inland said, "The addition of Gaylord will extend our market reach, add to our customer base and provide increased operational efficiency. In addition, this acquisition enhances our industry position and furthers our strategic objective to grow our company with the addition of high-quality assets."

         Marvin Pomerantz, chairman and chief executive officer of Gaylord stated, "We are very pleased that our outstanding operating team will be joining forces with one of the industry's premier companies. The combination of our two companies will create an organization that will be among the very best in the industry."

         Pursuant to the terms of the merger agreement, a subsidiary of Temple-Inland will commence a tender offer to purchase all of the outstanding shares of Gaylord at a price of $1.80 per share in cash. Gaylord's Board of Directors has unanimously recommended that its shareholders accept the offer and tender their shares. Gaylord's Board of Directors has received


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fairness opinions from Deutsche Banc Alex. Brown Inc. and Rothschild Inc., its financial advisors, stating that the consideration to be received by Gaylord's shareholders is fair from a financial point of view to such shareholders.

         A subsidiary of Temple-Inland will also commence a cash tender offer and consent solicitation for each series of Notes. The purchase price per $1,000 in principal amount of Notes is equal to the amount indicated in the table below. In addition, if a Note is tendered prior to the consent payment deadline and not withdrawn, a consent payment in the amount indicated in the table below will be paid to the holder of the Note. The consent payment deadline is 12:00 midnight, New York City time, on October 12, 2001. The consent solicitation seeks consent from the holders of each series of Notes to amend the indentures governing the Notes to eliminate certain restrictive covenants and other contractual obligations of Gaylord. Salomon Smith Barney Inc. will act as dealer/manager for Temple-Inland in connection with the Notes tender offer.

                                            Purchase Price (per         Consent Payment
                                             $1,000 principal        (per $1,000 principal
         Series of Notes                           amount)                  amount)                Total
         ---------------                    -------------------      ---------------------         -----

9-3/8% Senior Notes due 2007                       $735                       $20                   $755
9-3/4% Senior Notes due 2007                       $735                       $20                   $755
9-7/8% Senior Subordinated Notes                   $240                       $20                   $260
    due 2008

GAYLORD SHAREHOLDERS ARE ADVISED TO READ THE OFFER TO PURCHASE REFERENCED IN THIS PRESS RELEASE, WHICH WILL BE FILED BY TEMPLE-INLAND AND THE ACQUISITION SUBSIDIARY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT THAT WILL BE FILED BY GAYLORD WITH THE COMMISSION. THE OFFER TO PURCHASE AND RELATED TENDER OFFER DOCUMENTS AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE MAILED TO GAYLORD SHAREHOLDERS AND WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER FOR THE STOCK. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF GAYLORD, AT NO EXPENSE TO THEM, BY CONTACTING THE INFORMATION AGENT, D. F. KING & CO., INC. BANKERS AND BROKERS PLEASE CALL COLLECT AT (212) 269-5550 AND ALL OTHERS PLEASE CALL TOLL FREE AT (800) 549-6650.

HOLDERS OF THE NOTES ARE ADVISED TO READ THE OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT RELATING TO THE NOTES TENDER OFFER. THE OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT WILL BE MAILED TO HOLDERS OF NOTES AND WILL CONTAIN IMPORTANT INFORMATION


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THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE
OFFER FOR THE NOTES. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF THE NOTES, AT NO EXPENSE TO THEM, BY CONTACTING THE INFORMATION AGENT, D. F. KING & CO., INC. BANKERS AND BROKERS PLEASE CALL COLLECT AT (212) 269-5550 AND ALL OTHERS PLEASE CALL TOLL FREE AT (800) 549-6650. CERTAIN OF THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

         During the tender period, Temple-Inland and Gaylord are unable to make any comment beyond the information contained in the publicly available documents that will be filed with the Commission. Subsequent to the expiration of the tender period, Temple-Inland will host a meeting for the investment community in New York City, which will also be accessible via web cast and conference call. Details of such meeting will be provided at a later time.

         Temple-Inland is a major manufacturer of corrugated packaging and building products, with a diversified financial services operation. The company's 2.2 million acres of forestland are certified as managed in compliance with ISO 14001 and in accordance with the Sustainable Forestry Initiative (SFI(SM)) program of the American Forest & Paper Association to ensure forest management is conducted in a scientifically sound and environmentally sensitive manner. Temple-Inland's common stock (TIN) is traded on the New York Stock Exchange and the Pacific Exchange. Temple-Inland's address on the World Wide Web is http://www.templeinland.com.

         Gaylord is a national major manufacturer and distributor of brown paper packaging products including corrugated containers and sheets, multiwall and retail bags, containerboard and unbleached kraft paper. Gaylord's common stock
(GCR) is traded on the American Stock Exchange. Gaylord's address on the World Wide Web is http://www.gaylordcontainer.com.

         This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to the common stock or Notes of Gaylord. The tender offer for the common stock is being made solely by the Offer to Purchase dated September 28, 2001. The tender offer and consent solicitation for the Notes is being made solely by the Offer to Purchase and Consent Solicitation dated September 28, 2001. This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by Temple-Inland or Gaylord may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and Gaylord and their respective subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors, many of which are beyond the control of Temple-Inland and Gaylord and their respective subsidiaries.



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Investor Contacts

Doyle R. Simons
Vice President, Administration
Temple-Inland Inc.
512-434-3737


Richard E. Storat
Director, Corporate Affairs
Gaylord Container Corporation
847-405-5645